FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated April 2, 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 2, 2015	By: /s/ Yael Shofar
Yael Shofar
Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 7, 2015

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on May 7, 2015 at 2 p.m. Israel time for the following purposes (the “Meeting”):

1.	To re-elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To authorize Mr. Dov Baharav, the Chairman of the Board of Directors, to serve as the Chief Executive Officer of the Company for up to one year from the date of the Meeting;

3.	To approve the terms of service and compensation of Mr. Dov Baharav as Chief Executive Officer of the Company as described in the Proxy Statement;

4.	To approve a grant of options to Mr. Dov Baharav, subject to his appointment as Chief Executive Officer of the Company;

5.	To approve a special bonus for Mr. Erez Antebi, the Company’s departing Chief Executive Officer;

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2015, and for such additional period until the next annual general meeting of shareholders; and

7.	To receive and consider the Auditor’s report and our Consolidated Financial Statements for the year ended December 31, 2014.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 6, which are described in the attached Proxy Statement. Item 7 does not require a shareholders vote.

Shareholders of record at the close of business on Tuesday, April 7, 2015, are entitled to notice of and to vote at the annual meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 2 p.m. Israel time, on May 5, 2015, will be deemed received in a timely fashion and the votes therein recorded. If you attend the meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders may send the Company position papers no later than April 17, 2015.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

By Order of the Board of Directors, Dov Baharav Chairman of the Board of Directors

April 2, 2015

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
______________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on May 7, 2015

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on May 7, 2015, at 2 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2015 Annual General Meeting of Shareholders (the “Meeting”).

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about April 9, 2015.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	To re-elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To authorize Mr. Dov Baharav, the Chairman of the Board of Directors, to serve as the Chief Executive Officer of the Company for up to one year from the date of the Meeting;

3.	To approve the terms of service and compensation of Mr. Dov Baharav as Chief Executive Officer of the Company as described in the Proxy Statement;

4.	To approve a grant of options to Mr. Dov Baharav, subject to his appointment as Chief Executive Officer of the Company;

5.	To approve a special bonus for Mr. Erez Antebi, the Company’s departing Chief Executive Officer; and

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2015, and for such additional period until the next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2014 will be received and considered at the Meeting.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on April 7, 2015, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on May 5, 2015, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means.  We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on May 5, 2015, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, is required to adopt Proposal No. 2; provided that either: (i) at least two-thirds of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii)  the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the resolution does not exceed two percent of the outstanding voting power in the Company.

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, is required to adopt each of Proposals Nos. 3, 4 and 5, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the resolution does not exceed two percent of the outstanding voting power in the Company.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Meeting, in person or by proxy, is required to adopt Proposals Nos. 1 and 6.

Proposal 7 does not require a vote of our shareholders.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of March 25, 2015, the Company had 42,940,273 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND "FOR" EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than five (5) and not more than nine (9). The general meeting of our shareholders has set the current number of directors at eight (8), of which two (2) are external directors.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the directors named below for re-election to our Board of Directors. We are unaware of any reason why any of the nominees, if re-elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he intends to serve as director if re-elected.

Dov Baharav, Amiram Boehm, Ishay Davidi, Gilead Halevy, Amir Ofek and Kainan Rafaeli are all nominated for re-election. If re-elected at the Meeting, Mr. Baharav shall continue to serve as Chairman of the Board of Directors following the Meeting. The Company has two additional directors, who serve as the Company’s “external directors” in accordance with Israel’s Companies Law who are not standing for re-election at the Meeting - Ms. Dafna Cohen, whose term ends in December 2017, and Dr. Zvi Lieber, whose term ends in May 2017.

In general, the NASDAQ Stock Market Rules require that the Board of Directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ. Our Board of Directors has determined that four of the six directors, who are nominated for re-election to our Board of Directors, namely, Messrs. Boehm, Halevy, Ofek and Rafaeli, as well as our two external directors, qualify as independent directors under the NASDAQ rules.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be re-elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Name	Age
Dov Baharav	64
Amiram Boehm	43
Ishay Davidi	53
Gilead Halevy	48
Amir Ofek	39
Kainan Rafaeli	59

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Dov Baharav has served as the Chairman of our Board of Directors since May 2014. During the second quarter of 2015, Mr. Baharav will replace Mr. Erez Antebi as interim Chief Executive Officer until a new chief executive officer is appointed. Mr. Baharav has served as a member of board of directors of Mellanox Technologies Ltd., a leading supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a leading global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Management Limited, or Amdocs, a communications services company. He also served as a member of Amdocs' board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then president of Amdocs' principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is involved with the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as M.B.A. degree from Tel Aviv University.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director at Ham-Let (Israel-Canada) Ltd., a company traded on the TASE, Pharm-up Ltd. (private company), Magal S3 Security Systems Ltd. (NASDAQ) and DIMAR Ltd. (private company). Mr. Boehm previously served as a director at Ormat Technologies Inc. (previously traded on TASE), Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) . Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd. and as director at Ham-Let (Israel-Canada) Ltd. (TASE), C. Mer Industries Ltd. (TASE), Pharm Up Ltd. and Overseas Commerce Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, or Kedma, a leading Israeli private equity fund.  Mr. Halevy is a member of the Kedma investment committee.  Prior to establishing Kedma, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communication and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE), Chairman of Carmor Integrated Solutions Ltd and Chairman of Carmel Wineries.  Mr. Halevy previously served as chairman of the Marina Galil Group Ltd. Mr. Halevy holds a LL.B. degree (magna cum laude) and B.A. degree in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by our Chairman of the Board of Directors, Mr. Baharav. Mr. Ofek serves as director on the board of Cyberint Inc. a provider of cybersecurity services and products solutions, since September 2014. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc. the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs Inc., based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs Inc. from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs Inc. in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion - Israel Institute of Technology and an M.B.A. degree from INSEAD.

Kainan Rafaeli has served on our Board of Directors since December 2012. Mr. Rafaeli is a private investor and has served since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and Chief Executive Officer of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009, he was also the Chief Executive Officer of Real Time Laboratories LLC, a U.S. based defense contractor. Mr. Rafaeli holds a BSc. degree in Mechanical Engineering from the Technion and a M.B.A. degree from Tel Aviv University.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, are required to approve the re-election of each of the director nominees named above.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to re-elect Dov Baharav as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Ishay Davidi as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Gilead Halevy as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

FURTHER RESOLVED, to re-elect Kainan Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.”

The Board of Directors recommends a vote FOR the re-election of each nominee for Director named above.

II.    AUTHORIZATION OF CHAIRMAN OF THE BOARD TO SERVE AS CHIEF
EXECUTIVE OFFICER
 (Item 2 on the Proxy Card)

Israel’s Companies Law provides that the Chairman of the Board of Directors of a public company cannot also serve as the Chief Executive Officer of the company, unless authorized by such company’s shareholders.  Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder authorization.

In light of the Company’s need to promptly fill the role of the Company’s Chief Executive Officer with an experienced veteran CEO and the fact that Mr. Dov Baharav, the Chairman of our Board of Directors, possess significant global leadership experience, including more the eight years as president and chief executive officer of NYSE-traded Amdocs Management Limited, our Board of Directors recommends that Mr. Dov Baharav, the Chairman of Board of Directors, will assume the position of interim Chief Executive Officer and replace Mr. Erez Antebi, who decided to step down from the position of Chief Executive Officer, and serve in both capacities for a period not to exceed one year from the date of the Meeting.  Mr. Baharav is not affiliated with FIMI or with any other significant shareholder of the Company. Our Board of Directors has determined that such appointment is in the best interest of the Company. Concurrently, the Company has commenced a search for a permanent CEO.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to authorize Mr. Dov Baharav, the Chairman of the Board of Directors, to serve as Chief Executive Officer of the Company for up to one year from the date of the Meeting.”

The affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, is required to adopt this Proposal No. 2; provided that either: (i) at least two-thirds of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii)  the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution and are voted against the resolution does not exceed two percent of the outstanding voting power in the Company.

Under Israel’s Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the resolution.

III.    APPROVAL OF TERMS OF SERVICE AND COMPENSATION OF MR. DOV
BAHARAV AS CHIEF  EXECUTIVE OFFICER
 (Item 3 on the Proxy Card)

Under Israel’s Companies Law, any arrangement between the Company and its Chief Executive Officer and/or a director relating to his or her compensation must be in compliance with the Company’s Compensation Policy for executive officers and directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company’s shareholders, in that order.

The Compensation and Stock Option Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, terms of service and compensation for Mr. Dov Baharav as Chief Executive Officer of the Company which are similar to the terms of service and compensation of Mr. Erez Antebi, our resigning Chief Executive Officer.  Such terms of service and compensation are in compliance with our Compensation Policy for executive officers and directors.

Accordingly, Mr. Baharav’s current terms of service and compensation as the Chairman of the Company’s Board of Directors shall be revised such that, for such period during which Mr. Baharav serves as the Chief Executive Officer, Mr. Baharav’s monthly fee shall be increased to an amount of NIS 110,000 (approximately US$27,700), plus a payment of the cash value of the fringe benefits that would have been payable to Mr. Baharav if he served in an employee’s status, including social benefits, annual vacation and other benefits, equal to an aggregate amount of NIS 41,942 per month (approximately US$10,600), which is equal to the employer’s cost that would have been incurred by the Company for such benefits had Mr. Baharav served in an employee status. In case any vacation days are used, the respective amount of monthly fees will not be paid for such days. The revision in Mr. Baharav’s monthly fee will be effective as of April 15, 2015, the date of transition of the Chief Executive Officer role.

Once Mr. Baharav ceases to serve as Chief Executive Officer of the Company, he will continue serving as Chairman of the Board pursuant to the terms of his previously approved service agreement.

In case that Mr. Baharav is appointed as Chief Executive Officer of the Company and ceases to serve as Chairman of the Board, the options granted to Mr. Baharav as Chairman of the Board on May 20, 2014, shall, as long as he serves as Chairman of the Board or Chief Executive Officer of the Company, continue to vest and become exercisable as previously approved by the shareholders of the Company.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the terms of service and compensation of Mr. Dov Baharav as Chief Executive Officer of the Company as described in this Proxy Statement.”

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the resolution.

IV.    APPROVAL OF GRANT OF OPTIONS TO MR. DOV BAHARAVSUBJECT TO
HIS APPOINTMENT AS CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

The Compensation and Stock Option Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, in addition to the terms of service and compensation described in Item 3 above, the grant of options to purchase 150,000 of our ordinary shares to Mr. Dov Baharav at the date of this Meeting subject to his appointment as Chief Executive Officer of the Company.

Similar to previous grants of options, the options are exercisable at a price per share, which is 8% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date. The options will vest and become exercisable in equal quarterly installments over a four year period commencing on the grant date so long as Mr. Baharav continues to serve as Chief Executive Officer and/or Chairman of the Board, and will remain exercisable for 12 months following cessation or termination of his service with the Company (other than for cause). The options will expire on the sixth anniversary of the date of the grant.

In the event of a “change in control” during his term of service as Chief Executive Officer and/or Chairman of the Board, any options granted to Mr. Baharav as described above but not vested at such time, will vest immediately. “Change in control” means any person, entity or affiliated group becoming the owner or owners of more than fifty percent (50%) of the outstanding equity securities or voting power of the Company or a sale of all or substantially all of the Company's assets. However, any increase in the holdings of the Company by a shareholder that currently holds 10% or more of the outstanding share capital of the Company and/or their affiliated companies will not be considered as change of control in connection with the foregoing.

Once Mr. Baharav ceases to serve as Chief Executive Officer of the Company, he will continue serving as Chairman of the Board pursuant to the terms of his previously approved service agreement, with the exception that his scope of services will increase from a 40% basis to a 60% basis without a corresponding increase to his fees (i.e., the fee previously approved by the shareholders for the 40% basis shall continue to apply).

The above proposed grant of options is in compliance with Company’s Compensation Policy for executive officers and directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a grant of options to Mr. Dov Baharav, subject to his appointment as Chief Executive Officer of the Company as set forth in this Proxy Statement.”

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the resolution.

V.    APPROVAL OF A SPECIAL BONUS FOR THE COMPANY'S DEPARTING
CHIEF EXECUTIVE OFFICER
(Item 5 on the Proxy Card)

Under Israel’s Companies Law, any arrangement between the Company and its Chief Executive Officer relating to his or her compensation (including in connection with his separation from the Company) must be in compliance with the Company’s Compensation Policy for executive officers and directors and requires approval of the Compensation and Stock Option Committee, the Board of Directors and the Company’s shareholders, in that order.

Mr. Antebi's employment agreement provides for an advance notice of two months in the event Mr. Antebi elects to terminate his employment. The Compensation and Stock Option Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, a special bonus for Mr. Erez Antebi, our serving Chief Executive Officer, in an amount equal to two monthly base salaries, in recognition for his critical contribution to achieving the FITEL Regional Projects with expected revenues of $285 million, the largest combined projects ever achieved by Gilat. Such bonus will be paid to Mr. Antebi following termination of employment relations with the Company, subject to compliance with certain conditions as determined by the Board of Directors.

The proposed special bonus is in compliance with Company’s Compensation Policy for executive officers and directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the special bonus for Mr. Erez Antebi, the departing Chief Executive Officer of the Company as set forth in this Proxy Statement.”

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution are voted in favor of the proposed resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and are voted against the proposed resolution does not exceed two percent of the outstanding voting power in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the resolution.

            VI.   RATIFICATION AND APPROVAL OF REAPPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, has been our independent registered public accountants since 2000.  It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2014:

Services Rendered	Fees	Percentages
Audit fees (1)	$810,677	94.25%
Tax fees (2)	$32,841	3.82%
Other (3)	$16,639	1.93%
Total	$860,157	100%

(1)
Audit fees are fees for audit services, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2014 were mainly related to certain certifications to government authorities.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided to the Company and to its subsidiaries during 2014.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, reappointed as independent registered public accountants of the Company for the fiscal year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

VI. CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2014 and the Auditor’s Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2014 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2014, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s corporate secretary for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 25, 2015 (including options exercisable within 60 days from the date hereof) by: (i) each person who is known to us to be the beneficial owner of more than 5% of our ordinary shares; and (ii) all directors and officers as a group.  The information in this table is based on 42,940,273 ordinary shares outstanding as of March 25, 2015. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)
FIMI Funds (2)	15,017,672	34.9%
Itshak Sharon (Tshuva)(3)	3,904,874	9.1%
Meitav Dash Investments Ltd. (4)	2,720,162	6.3%
Mivtah Shamir Holdings Ltd. (5)	2,216,944	5.2%
All officers and directors as a group (18 persons)	2,168,553	4.9%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission in the US and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based on a Schedule 13D/A filed on  December 4, 2014 and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 15,017,672 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 75,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors).

On October 24, 2014, FIMI Funds commenced a tender offer to purchase 5,166,348 shares of the Company for a cash price of US$4.95 per share, less any required withholding taxes and without interest. The tender offer expired on November 29, 2014 and FIMI Funds has successfully completed the tender offer to purchase the 5,166,348 shares.

The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(3)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of March 18, 2015. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”) as follows: (i)  90,804 ordinary shares owned by Excellence Gemel & Pension; (ii) 104,411 ordinary shares owned by Excellence Karnot Neemanut; (iii) 958,806 ordinary shares owned by Excellence Teudot Sal; (iv) 286,419 ordinary shares owned by Phoenix – Nostro; (v) 1,300 ordinary shares owned by Phoenix – Mishtatef; (vi) 2,355,410 ordinary shares owned by Shutfut Menayot Israel; and (vii) 107,724 ordinary shares owned by Shutfut Tel Aviv 100.    The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(4)
Based on a Schedule 13G filed on January 20, 2015 and information provided to us by the shareholder as of February 28, 2015, Meitav Dash Investments Ltd. (“Meitav”) is controlled by: (1) BRM Group Ltd. (“BRM Group”) which holds Meitav’s shares through BRM Finance Ltd., a wholly owned subsidiary of BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav’s shares through Maya holdings (Ye'elim) Ltd. (“Maya holdings”) a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds2,720,162  ordinary shares as follows: (i) 475,889 ordinary shares owned by Mutual Funds of Meitav DS Investments LTD group; (ii) 1,200,612 ordinary shares owned by Provident Funds of Meitav DS Investments LTD group; and (iii) 1,043,661 ordinary shares owned by ETF’s of Meitav DS Investments LTD group. The principal business address of Meitav is 30 Derekh Sheshet Ha-yamim, Bene-Beraq, Israel.

(5)	Based on a Schedule 13G filed on March 24, 2015 by Mivtah Shamir Holdings Ltd. The principal office of Mivtah Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

Compensation of Executive Officers

The annual compensation earned during 2014 by our five most highly-compensated executive officers is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the Securities and Exchange Commission, which can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov.

Shareholder Proposals for 2016 Annual General Meeting

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2016 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law. The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than February 6, 2016); provided that if the date of the 2016 annual general meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2016 annual general meeting.

We currently expect that the agenda for our annual general meeting to be held in 2016 will include (1) the election (or reelection) of directors (other than external directors); (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2015 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2016 annual general meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2016 Annual General Meeting in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual directors to the attention of:

Yael Shofar
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 4913020 Israel
Email: YaelSh@gilat.com

Our Associate General Counsel will deliver any shareholder communications to the specified individual director, if so addressed, or otherwise to one of our directors who can address the matter.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dov Baharav, Michal Lavee Machlav, Yael Shofar and Tal Vilnai, or any of them, attorneys or attorney- in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, May 7, 2015 at 2 p.m. (Israel time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the "Meeting"), hereby revoking any prior proxies to vote said shares,  upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE RE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND FOR THE APPROVAL OF THE PROPOSALS IN ITEMS 2 THROUGH 6.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

May 7, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1
AND “FOR” THE APPROVAL OF THE PROPOSALS IN ITEMS 2 THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN
(1)	To re-elect six members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified.				(2) To authorize Mr. Dov Baharav, the Chairman of the Board of Directors, to serve as the Chief Executive Officer of the Company for up to one year from the date of the Meeting.	☐	☐	☐
		FOR	AGAINST	ABSTAIN		YES	NO
	Dov Baharav	☐	☐	☐	DO YOU HAVE A PERSONAL INTEREST IN ITEM 2 ABOVE?	☐	☐
	Amiram Boehm	☐	☐	☐	ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
						FOR	AGAINST	ABSTAIN
	Ishay Davidi	☐	☐	☐	(3) To approve the terms of service and compensation of Mr. Dov Baharav as Chief Executive Officer of the Company as described in the Proxy Statement	☐	☐	☐
						YES	NO
	Gilead Halevy	☐	☐	☐	DO YOU HAVE A PERSONAL INTEREST IN ITEM 3 ABOVE?	☐	☐
	Amir Ofek	☐	☐	☐	ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
	Kainan Rafaeli	☐	☐	☐		FOR	AGAINST	ABSTAIN
					(4) To approve a grant of options to Mr. Dov Baharav subject to his appointment as Chief Executive Officer of the Company.	☐	☐	☐
						YES	NO
					DO YOU HAVE A PERSONAL INTEREST IN ITEM 4 ABOVE?	☐	☐
					ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
						FOR	AGAINST	ABSTAIN
					(5) To approve a special bonus for Mr. Erez Antebi, the Company’s departing Chief Executive Officer.	☐	☐	☐
						YES	NO
					DO YOU HAVE A PERSONAL INTEREST IN ITEM 5 ABOVE?	☐	☐
					ARE YOU A CONTROLLING SHAREHOLDER?	☐	☐
						FOR	AGAINST	ABSTAIN
					(6) To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2015, and for such additional period until the next annual general meeting of shareholders.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐	Items 2, 3, 4 and 5 require an indication of "Personal Interest" in the resolution and whether the undersigned is a “Controlling” shareholder (as such terms are defined under the Israeli Companies Law).
For information regarding the definition of "Personal Interest" and “Controlling”, please see the explanation in Proposal II of the Proxy Statement.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.